(Translation)

File No. 82-34816

March 24, 2006

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further inquiry: Michael Masakimi Hotta, Executive Officer
(TEL: 03-6215-9955)

Notice of Accounting for Loss on Impairment of Fixed Assets and Adjustment to the Forecasts of Operating Results of the Company's Subsidiary (TMS Entertainment Co., Ltd.)

Notice is hereby given that TMS Entertainment Co., Ltd., a subsidiary of SEGA SAMMY HOLDINGS INC. (the "Company"), is expected to account for a loss on impairment of part of its fixed assets and has amended the forecasts of operating results for the year ending March 31, 2006 (from April 1, 2005 to March 31, 2006), which were given at the time of publication of its interim financial statements on November 9, 2005, as described in the attachment hereto.

The adjustment will have no significant effect on the operating results of the Company and no adjustment will be made to the forecasts of the operating results of the Company.

dw 4/17

(Translation)

March 24, 2006

Dear Sirs,

Name of Company:	TMS Entertainment Co., Ltd.
Name of Representative:	Tokunori Koga, President and Representative Director

(Code No. 3585, Nagoya Stock Exchange 2nd section)

Further Inquiry:	Katsuhiro Yamada, Director and General Manager, Administration Division (TEL: 052-243-9811)

Notice of Accounting for Loss on Impairment of Fixed Assets and Adjustment to the Forecasts of Operating Results

TMS Entertainment Co., Ltd. (the "Company") is expected to account for a loss on impairment of part of its fixed assets.

In addition, in consideration of recent developments of operating performance, the Company has amended the forecasts of operating results for the year ending March 31, 2006 (from April 1, 2005 to March 31, 2006), which were given at the time of publication of its interim financial statements on November 9, 2005, as described below:

1. Accounting for loss on impairment of fixed assets

Details of the impairment loss

As a result of the investigation of the recoverable value of part of its fixed assets (the land and building of AG Square in Tokushima, which is the amusement facilities of its amusement business), the Company is expected to account for a special loss of approximately ¥450 million as a loss on impairment thereof.

2. Adjustment to the forecasts of operating results

(1) Adjustment to the forecast of the operating results (non-consolidated) for the whole-year period of the year ending March 31, 2006 (from April 1, 2005 to March 31, 2006):

(million yen)

	Net Sales	Ordinary Income	Net Income
Previous forecast (A)	14,510	1,740	997
Adjusted forecast (B)	14,420	1,600	295
Amount of increase or decrease (B-A)	(90)	(140)	(702)
Rate of increase or decrease	(0.6%)	(8.0%)	(70.4%)
(For reference) Operating results for the previous year (ended March 31, 2005)	12,002	1,905	1,114

(2) Adjustment to the forecast of the operating results (consolidated) for the whole-year period of the year ending March 31, 2006 (from April 1, 2005 to March 31, 2006):

(million yen)

	Net Sales	Ordinary Income	Net Income
Previous forecast (A)	16,336	1,890	1,177
Adjusted forecast (B)	16,180	1,735	1,240
Amount of increase or decrease (B-A)	(156)	(155)	63
Rate of increase or decrease	(1.0%)	(8.2%)	5.4%
(For reference) Operating results for the previous year (ended March 31, 2005)	13,667	2,027	1,451

(3) Reasons for the adjustment to the forecasts of operating results:

On a non-consolidated basis, the Company is expected to account for a loss of approximately ¥450 million on impairment of the land and building of the amusement facilities (AG Square in Tokushima) of its amusement business. In addition, the Company will account for a loss of ¥575 million on sale of shares of related company as a result of the transfer of its subsidiary. Consequently, the Company has made a downward amendment to the previous forecast of its final net income.

On a consolidated basis, the Company will account for such loss on impairment of fixed assets as on a non-consolidated basis. However, with regard to any income or loss on the transfer of its subsidiary, the Company has gained an income on sale of shares of related company, which will be accounted for as a special income. In addition, its consolidated

subsidiary abroad is expected to earn a return on its previous industrial investments. Consequently, the Company's final net income on a consolidated basis is expected to exceed the previous forecast thereof.

With regard to year-end dividends, no amendment is made to the forecast of the amount of dividends as given at the time of publication of its interim financial statements on November 9, 2005.

Note: The projected figures in the above forecasts of operating results are calculated based on the information available to management as of the date hereof. Actual results may differ from the forecasts described above due to any changes in a variety of factors in the future.

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(Translation)

March 29, 2006

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Michael Masakimi Hotta, Executive Officer
(TEL: 03-6215-9955)

Notice of Organizational Changes of Our Subsidiary (SEGA CORPORATION)

Notice is hereby given that SEGA CORPORTION (Head office: Tokyo, President, Representative Director and COO: Hisao Oguchi; hereinafter "SEGA"), a subsidiary of SEGA SAMMY HOLDINGS INC. (the "Company"), will, in accordance with the resolution adopted at the meeting of its Board of Directors held on March 29, 2006, organizational changes as of April 1, 2006, as described below:

Description

1. Content of the organizational change:

- Consumer Business Group Division:

  With the aim of improving efficiencies of resources and promoting information sharing within its research and development divisions, the Company will integrate its New Entertainment R&D Division and Global Entertainment R&D Division into a new Consumer R&D Division.

- END -